September 13, 2011
Ms. Louise M. Dorsey
Associate Chief Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Care Investment Trust Inc.
2010 Form 10-K
Filed March 31, 2011
File No.001-33549
Comment Letter Dated July 7, 2011
Dear Ms. Dorsey:
I am writing on behalf of Care Investment Trust Inc. (“Care,” the “Company,” “we,” or “our”) at the request of Mr. Robert Telewicz, Senior Staff Accountant, with regard to our response to comment #5 (“Comment #5”) in the above referenced Comment Letter (copy attached). Comment #5 pertains to the applicability of Rule 3-09 of Regulation S-X (“Rule 3-09”) to our investments in certain entities owning properties that comprise what we refer to as our Cambridge portfolio (the “Cambridge Portfolio”) and the corresponding requirement to include separate audited financial statements as part of our 2010 Form 10-K for those unconsolidated subsidiaries determined to be significant. For the reasons enumerated in our prior response to Comment #5 and herein, we have respectfully requested (and hereby repeat that request) that the Division of Corporation Finance Staff of the SEC consent to our usage of pro forma amounts for purposes of determining the significance under Rule 3-09 of our investments in the Cambridge Portfolio and, on the basis of that consent, concur with our conclusion that none of the entities which make up the Cambridge Portfolio are significant under Rule 3-09 and, accordingly, that separate audited financial statements for such Cambridge entities are not required in our 2010 Form 10-K.
Background
Care Investment Trust Inc. is a real estate investment trust formed to invest in healthcare-related real estate and mortgage debt. We completed our initial public offering in June 2007. Through utilizing the origination platform of our then external manager CIT Healthcare LLC (“CIT Healthcare”), Care was originally positioned to make mortgage investments in healthcare-related properties and to invest in healthcare-related real estate. Care acquired a portfolio of mortgage loan assets from CIT Healthcare in connection with its initial public offering. In late 2007, in response to the dislocations in the overall credit

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market, and in particular the securitized financing markets, we redirected our focus to place greater emphasis on healthcare-related real estate equity investments.
As the credit crisis and resulting market dislocation continued, Care began to consider strategic alternatives, including a possible sale of the Company or its assets. Care engaged a financial advisor in the middle of 2008 and, during most of 2009, sought and negotiated with multiple potential third party acquirers for a sale of the Company. On December 10, 2009, our board of directors adopted a plan of liquidation which was approved by our shareholders on January 28, 2010. Subsequently, on March 16, 2010, we entered into a purchase and sale agreement with Tiptree Financial Partners, LP (“Tiptree”). On August 13, 2010, we completed the sale of the Company to Tiptree through a combination of a controlling equity investment by Tiptree in newly issued common stock and a cash tender offer (the “Tender Offer”) by the Company for up to 100% of the Company’s issued and outstanding shares of common stock for $9.00 per share. In November 2010, in conjunction with the change-of-control, we terminated our external management agreement with CIT Healthcare and hired internal management, including a chief executive officer and a chief financial officer. During this time, Care also entered into a services agreement with TREIT Management LLC, an affiliate of Tiptree (“TREIT”), pursuant to which TREIT provides certain advisory services related to our business. The Tiptree equity investment and the Tender Offer are referred to herein as the “Tiptree Transaction.”
Cambridge Portfolio
On December 31, 2007, Care acquired partnership or limited liability company interests in several partnerships that owned the Cambridge Portfolio in exchange for total consideration of approximately $72.4 million consisting of approximately $61.9 million in cash and approximately $10.5 million in operating partnership units. Pursuant to the original terms of our investment, and prior to restructuring our investment in April of this year, we owned an 85% equity interest in eight (8) limited liability entities that own nine (9) class A medical office buildings developed and managed by Cambridge Holdings (“Cambridge”), eight (8) of which are located in Texas and one (1) of which is located in Louisiana. Cambridge’s owner, Mr. Jean-Claude Saada, directly or indirectly through wholly-owned entities, owned the remaining 15% interest in the entities and continues to operate them under long term management contracts. Despite our 85% share of profits, losses and capital, we had no right to participate in the management of the Cambridge Portfolio, had limited voting rights and limited rights to remove Cambridge as general partner and operator. As of December 31, 2010, our carrying value for our investment in the Cambridge Portfolio was approximately $30.6 million. This value, as adjusted in accordance with our election to utilize push-down accounting in conjunction with the Tiptree Transaction, is the result of applying the equity method of accounting and reflects cash distributions received as well as our allocation of 85% of the operating losses from the Cambridge Portfolio. In addition, as of December 31, 2010, we reported a liability on our balance sheet of approximately $2.1

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million with respect to our obligations pertaining to the operating partnership units which were issued and held in escrow in conjunction with our initial investment in the Cambridge Portfolio.
Commencement of Litigation. In 2009, when Care began to explore strategic alternatives, Cambridge asserted that it possessed the contractual right to approve any transfer, either directly or indirectly, of Care’s interest in the Cambridge Portfolio, including any indirect transfer due to a change-of-control of Care. On May 7, 2009, pursuant to the terms of our agreements with Cambridge, we provided Cambridge notice that we had entered into a term sheet with a third party for a transaction that would result in a change in control of Care. On May 12, 2009, Cambridge filed suit in state court in Texas requesting a declaratory judgment that the agreements relating to our investment in the Cambridge Portfolio required us to obtain the consent of Cambridge prior to entering into a change-of-control transaction with a third party, or prior to entering into any transaction that would involve any direct or indirect change in the ownership of our investment in the Cambridge Portfolio. Cambridge withdrew its lawsuit without prejudice on May 19, 2009 after receiving a letter from our counsel explaining that the Cambridge Portfolio agreements do not provide Cambridge with a right to approve any sale of control of Care.
Despite withdrawal of its lawsuit, Cambridge continued to insist that the partnership or limited liability company agreements governing the entities that own the Cambridge Portfolio provided Cambridge with a right to approve any attempted sale of Care or of our subsidiaries that held our partnership or membership interests in the entities that own the Cambridge Portfolio. We disagreed with the Cambridge assertion, and on November 25, 2009, filed a complaint in federal district court in Texas against Cambridge and its affiliates seeking, among other things, a declaratory judgment to that effect. On January 27, 2010, Cambridge answered our complaint and simultaneously filed counterclaims and a third party complaint that, among other things, asserted that we had breached certain alleged duties to Cambridge and sought the imposition of a constructive trust on our assets. On March 22, 2010, Cambridge sent a letter to us asserting that the Tiptree Transaction violated the underlying limited partnership or limited liability company agreements through which we hold our interests in the Cambridge Portfolio, and, in an attempt to use its position as leverage to negotiate a favorable settlement of the ongoing litigation, refused to cooperate with Care or our auditors to facilitate the completion of any separate audits of individual Cambridge Portfolio investments, as required by Rule 3-09, pertaining to our 2009 Form 10-K.
Waiver Granted by SEC Staff for 2009 Form 10-K. On April 23, 2010, we requested from the SEC Staff a waiver from the requirement to comply with Rule 3-09 with respect to our 2009 Form 10-K as it then applied to certain of our interests in the Cambridge Portfolio. That waiver request was initially denied by the SEC Staff. On June 25, 2010, we requested that the SEC Staff reconsider its denial of our waiver request, and on July 1, 2010, the SEC

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Staff granted our request on the condition that on a going-forward basis we expand the disclosure that is included in our Regulation S-X, Rule 4-08 summarized financial information footnote with respect to the Cambridge Portfolio. The Company complied with this request and provided expanded Rule 4-08(g) disclosure in its Forms 10-Q for the second and third fiscal quarters of 2010.
Waiver Denied by SEC Staff for 2010 Form 10-K. On March 1, 2011, we requested a waiver from the SEC Staff from the requirement to comply with Rule 3-09 with respect to our 2010 Form 10-K to the extent Rule 3-09 might apply to our interest in the Cambridge Portfolio. At that time, the litigation with Cambridge was still ongoing and we had incurred in excess of $2 million of legal expenses with regard to such litigation. We received a letter from the SEC Staff dated March 10, 2011 denying our waiver request. In response, we asked for the opportunity to speak directly with the SEC Staff regarding our request. On March 15, 2011, we had a conference call with the SEC Staff. Participants for the Company included Care’s Chief Financial Officer, its independent auditor and outside legal counsel. The SEC Staff was represented by yourself and Mr. Craig Olinger. During the call, Care and its representatives expanded upon the following three (3) items of concern: (i) first, while there were ongoing discussions and negotiations taking place with Cambridge, we were still in litigation; (ii) second, as long as the litigation was ongoing, Cambridge was not receptive to permitting Care to audit any of the Cambridge entities; and (iii) third, we had only recently received operating results from Cambridge for 2010 and due to the unique events pertaining to Care’s 2010 fiscal year, including the change-of-control resulting from the Tiptree Transaction and the corresponding implementation of push down accounting1, we had not yet had the opportunity to complete our analysis of the appropriate methodology for calculating the denominator for purposes of determining the significance of our investments in the Cambridge Portfolio pursuant to Rule 3-09. Accordingly, on this basis, Care felt that complying with Rule 3-09 with respect to its investments in the Cambridge Portfolio would create undue hardship and expense and was, therefore, requesting a waiver from such requirement with regard to its 2010 Form 10-K.
The SEC Staff, while sympathetic to our issues and concerns in regard to the application of Rule 3-09 to Care’s investments in the Cambridge Portfolio with respect to our 2010 Form 10-K, explained that the granting of a waiver was only provided in unique and unusual circumstances and, therefore, was provided solely on a one-time basis. Accordingly, the SEC Staff stated that it was not inclined to grant a second waiver for our 2010 Form 10-K for essentially the same issue for which a waiver was previously granted to us with respect to our 2009 Form 10-K. Care and its representatives acknowledged their understanding of the SEC Staff’s position and requested additional guidance with respect to complying with

[1]	The change-of-control resulting from the Tiptree Transaction was accounted for as a purchase under ASC 805 (Business Combinations) and Tiptree’s purchase price was pushed down to the Company’s financial statements in accordance with SEC Staff Accounting Bulletin Topic 5J (New Basis of Accounting Required in Certain Circumstances).

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the March 17, 2011 filing deadline for our 2010 Form 10-K. The SEC Staff emphasized the importance of making a timely Form 10-K filing and suggested that to the extent any required Rule 3-09 audits could not be completed in time to be included in the filing, that we include additional disclosure language in our 2010 Form 10-K that such filing may be incomplete if it is determined that separate audited financial statements for any of the Cambridge entities are required as a result of such entities being deemed “significant” in accordance with Rule 3-09. On this basis, Care filed a form 12b-25 on March 17, 2011 and subsequently filed its 2010 Form 10-K on March 31, 2011 with the previously described incremental disclosure language.
Events Subsequent to the Filing of Care’s 2010 Form 10-K. On April 15, 2011, we entered into an Omnibus Agreement with Cambridge which restructured our investment in the Cambridge Portfolio and provided for a settlement of our ongoing litigation with Cambridge. As part of the discussion and negotiations leading to the restructured investment and settlement of the litigation, there was conversation about the potential need for individual audits of one or more of the Cambridge entities and alternative methods for completing such audit(s). During this time, due to the unique circumstances and events which occurred in 2010 including: (i) shareholder approval of a plan of liquidation for the Company; (ii) the subsequent decision to abandon the plan of liquidation and enter into a purchase and sale agreement with Tiptree; (iii) the change-of-control resulting from the Tiptree Transaction; (iv) the corresponding use of push down accounting resulting in the need to present “Predecessor” and “Successor” financial statements in the Company’s 2010 Form 10-K; (v) termination of CIT Healthcare as our external manager; (vi) the internalization of management; (vii) entering into the services agreement with TREIT; and (viii) the relocation of the corporate office; we were still in the process of determining the appropriate methodology for calculating the denominator for applying the significance test to our investments in the Cambridge Portfolio pursuant to Rule 3-09.
After substantial research and in consultation with our outside legal counsel and independent auditor, we had undertaken to prepare a submission for the Division of Corporate Finance of the SEC providing our calculation of the significance of the Cambridge investment interests and the determination of the applicability of Rule 3-09 to our investments in the Cambridge Portfolio when we received the above referenced Comment Letter on July 7, 2011.
As more fully explained below, on the basis of the Company’s 2010 financial statement split between “Predecessor” and “Successor” periods, we believe that the literal application of the pretax income significance test set forth in Rule 1-02(w) of Regulation S-X does not produce a reasonable result. Accordingly, in our response letter to SEC, we requested that the SEC Staff consider and concur with the “pro forma” denominator that we used in our pretax income significance calculation. For the reasons enumerated herein, we believe

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that this method of calculating significance is a more reasonable basis for determining significance of our equity investees.
The Rule 3-09 Computational Issue
Rule 3-09 requires a registrant to file separate annual audited financial statements for any equity method investment that meets the significance thresholds set forth in the rule. The income significance test (“Income Test”) and the investment significance test (“Investment Test”) under Rule 1-02(w) of Regulation S-X are the tests utilized to determine whether Rule 3-09 audits are required, but the threshold is 20% under Rule 3-09 instead of 10% as set forth in Rule 1-02(w).
Investment Test. As provided below, as of December 31, 2010, the Company’s investment in each of the Cambridge partnerships does not exceed 20% of the total assets of the Company for the applicable measurement periods; therefore the Investment Test does not result in any entity being significant for purposes of Rule 3-09.

	Investment @
Cambridge Partnership	12/31/10[2]	Care Assets @ 12/31/10	Percentage
Westgate Medical Center, L.P.	$1,924,084	$166,876,522	1.15%
Walnut Hill, L.P.	$7,577,911	$166,876,522	4.54%
Gorbutt MOB, L.P.	$2,026,527	$166,876,522	1.21%
Southlake Partners, L.P.	$3,572,048	$166,876,522	2.14%
Nassau Bay LP	$5,998,886	$166,876,522	3.59%
Howell Medical Plaza, LLC	$3,099,301	$166,876,522	1.86%
Plano Partners MOB IV, L.P.	$5,032,602	$166,876,522	3.01%
Allen Partners, L.P.	$1,346,376	$166,876,522	0.81%

The remaining discussion pertains to the method of applying the Income Test for purposes of determining the need for Rule 3-09 audits for any of the Cambridge partnerships.
Income Test. As stated in the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), the Income Test is based on the registrant’s “equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests” (i.e., the numerator) compared to “such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year” (i.e., the denominator). Such equity in an investee’s pretax earnings or loss is not required to be shown or disclosed in the registrant’s financial statements, so the amount to be used as the numerator and denominator in the income test must be calculated.”
As previously stated, we were required to present financial statements for the “Predecessor” period commencing January 1, 2010 through August 12, 2010 (the

[2]	Unaudited.

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“Predecessor Period”) and the “Successor” period commencing August 13, 2010 through December 31, 2010 (the “Successor Period”) in our 2010 Form 10-K.
As set forth in Financial Reporting Manual, section 2025.10:
“In certain cases, a registrant that is a successor to predecessor company may not have a full year of income statement information available to use as the denominator in the calculation of the income test. In these cases, the significant subsidiary income test should be calculated using only the results of the successor company in the denominator.
If the results are anomalous, CF-OCA will consider a request by the registrant to perform the significance test using pro forma amounts determined in accordance with S-X Article 11 as if the predecessor had been acquired at the beginning of the fiscal year measured.”
This concept of using alternative methodologies for determining significance was further expanded upon in the Center for Audit Quality SEC Regulations Committee discussion (the “Committee Discussion”) in its June 6, 2006 meeting. The Committee Discussion provides that to the extent that the registrant does not believe that the calculation based on the successor registrant period accurately portrays the significance of a particular investment, alternative methods may be considered with the consent of the Division of Corporation Finance Staff. It is the opinion of the Company that utilizing operating results for a period which is substantially less than a full year results in onetime events having a disproportionate impact on such operating results and is contradictory to the numerous references to “fiscal year” contained in the literature. Accordingly, Care believes that using pro forma amounts determined in accordance with S-0X Article 11 as if the change-of-control occurred at the beginning of the fiscal year being measured provides a more accurate determination of significance and should be considered.
On this basis, we kindly request the concurrence of the Staff with the Company’s application of this methodology for purposes of determining significance of our investment in the Cambridge partnerships for reasons enumerated herein.
The Company’s Rule 3-09 Income Test Computation for the Cambridge Portfolio. Using the pro forma information attached hereto as Exhibit A and based on compliance with ASC 805 and Staff Accounting Bulletin Topic 5J in accounting for the Tiptree Transaction as if the change-of-control occurred on January 1, 2010, the first day of our fiscal year, results in the following computations:

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Cambridge Partnership	85% Gain (Loss)[3]	Care 2010 Loss[4]	Percentage
Westgate Medical Center, L.P.	$(559,440)	$(19,085,000)	2.93%
Walnut Hill, L.P.	$(451,342)	$(19,085,000)	2.36%
Gorbutt MOB, L.P.	$(396,489)	$(19,085,000)	2.08%
Southlake Partners, L.P.	$(27,272)	$(19,085,000)	0.14%
Nassau Bay LP	$(116,080)	$(19,085,000)	0.61%
Howell Medical Plaza, LLC	$(605,940)	$(19,085,000)	3.17%
Plano Partners MOB IV, L.P.	$(1,724,802)	$(19,085,000)	9.04%
Allen Partners, L.P.	$(701,737)	$(19,085,000)	3.68%

As previously discussed, we prepared pro forma statements as if the Tiptree Transaction occurred as of January 1, 2010, made appropriate pro forma adjustments under the guidance of Article 11 of Regulation S-X, and used those financial statements for purposes of performing the Income Test to determine the need to audit under Rule 3-09 the financial statements of one or more of the Cambridge partnerships for 2010. Based on this approach, Care determined that no Cambridge partnership rises to the level of significance requiring audited financial statements.
Conclusion
In conclusion, and for the reasons described herein, we believe that the pro forma methodology which we utilized to calculate the denominator for purposes of the significance test under Rule 3-09 results in a more equitable and reasonable determination of the applicability of Rule 3-09. Accordingly, Care respectively requests that the SEC Staff consent to our usage of this methodology and concur with our conclusion that none of the Cambridge Portfolio investments are significant and, therefore, such audited 2010 financial statements for our investments in the Cambridge Portfolio are not required in order for Care to be in compliance with Rule 3-09.
Sincerely,

Steven M. Sherwyn
Chief Financial Officer and Treasurer
cc: Mr. Robert Telewicz
Attachments

[3]	Unaudited. As provided in Section 2410.2 of the Financial Reporting Manual, amounts used for calculating the numerator are pre-tax.

[4]	As provided in Section 2410.4 of the Financial Reporting Manual, amounts used for calculating the denominator are pre-tax.

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EXHIBIT A
PRO FORMA FINANCIAL STATEMENTS
See attached.

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Care Investment Trust Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Twelve Months Ended December 31, 2010
(Dollars in thousands)

	For the Period from	For the Period from	Historical			Pro-Forma
	August 13, 2010 to	January 1, 2010	Year Ended	Pro-Forma		Year Ended
	December 31, 2010	August 12, 2010	December 31, 2010	Adjustments		December 31, 2010
	(Successor)	(Predecessor)
Revenue
Rental revenue	$5,123	$7,880	$13,003			$13,003
Income from investments in loans	552	1,348	1,900			1,900

Total Revenue	5,675	9,228	14,903	—		14,903
Expenses
Management fees and buyout payments to related party	346	8,477	8,823	(1,024	)(b,c)	7,799
Marketing, general and administrative	2.923	11,021	13,944	641	(d,e,g)	14,585
Depreciation and amortization	1,509	2,072	3,581	63	(a,f,h,i,j)	3,644
Realized (gain)/loss on sale and repayments of loans	—	(4)	(4)			(4)
Adjustment to valuation allowance on Investment in loans	—	(858)	(858)			(858)

Operating Expenses	4,778	20,708	25,486	(320)		25,166

Other (Income) Loss
Loss (income) from investments in partially-owned entities-Cambridge	1,904	2,679	4,583			4,583
Loss (income) from investments in partially-owned entities-SMC	(364)	(738)	(1,102)			(1,102)
Unrealized (gain) / loss on derivative instruments	(836)	41	(795)			(795)
Interest income	(6)	(99)	(105)			(105)
Unrealized loss on Investments	524	—	524			524

Interest expenses, including amortization of deferred financing costs	2,139	3,578	5,717			5,717

Net Loss	$(2,464)	$(16,941)	$(19,405)	$320		$(19,085)

See accompanying notes

Care Investment Trust Inc.
Notes to Unaudited Pro Forma Consolidated Financial Statements
December 31, 2010 and for the Year then Ended
The unaudited pro forma financial information reflects pro forma adjustments that are described in the notes below and are based on available information and certain assumptions that management of Care Investment Trust Inc. (the “Company”) believes are reasonable under the circumstances
The Company believes that all adjustments that are necessary to present fairly the unaudited pro forma consolidated data have been made. The statements are a reflection of the Company’s financial position and results of operations as of and for the year ended December 31, 2010 if the sale of the Company to Tiptree Financial Partners, LP. (“Tiptree”) occurred on January 1, 2010 and not August 13, 2010.
The unaudited pro forma information is presented for informational purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been consummated at the beginning of the period presented, nor is it necessarily indicative of the Company’s future consolidated operating results.
a)	Additional amortization of intangible lease in-place for the period January 1, 2010 through August 12, 2010

b)	Elimination of CIT management fee expense for the period January 1, 2010 through November 16, 2010

c)	Addition of TREIT management fee expense for the period January 1, 2010 through November 3, 2010

d)	Addition of rent expense for the period January 1, 2010 through July 31,2010

e)	Addition of monthly payroll and benefit costs for the period January 1, 2010 through November 15, 2010

f)	Additional depreciation of Buildings for the period January 1, 2010 through August 12, 2010

g)	Estimate of CIT reimbursed expenses paid January 1, 2010 through October 31, 2010

h)	Reduction in amortization of intangible lease in-place for the period January 1, 2010 through August 12, 2010 (CIT Expense)

i)	Reduction in depreciation of Buildings for the period January 1, 2010 through August 12, 2010 (CIT Expense)

j)	Additional amortization on step-up in basis of Red Capital Mortgage (Bickford) for period January 1, 2010 through July 31, 2010

DIVISION OF CORPORATION FINANCE	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 July 7, 2011
Via Email
Steven M. Sherwyn
Chief Financial Officer and Treasurer
Care Investment Trust Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

Re:	Care Investment Trust Inc.
Form 10-K Filed March 31, 2011
File No. 001-33549
Dear Mr. Sherwyn:
     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.
Form 10-K for the year ended December 31, 2010
General
1.	In future periodic filings, to the extent applicable, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

Steven M. Sherwyn
Care Investment Trust Inc.
July 7, 2011

Item 1. Business, page 4
Real Estate Equity Investments, page 5
2.	In future periodic filings please include weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.
Liquidity and capital resources, page 50
3.	In future periodic filings please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the next fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.
Financial Statements
Note 2 — Basis of Presentation and Significant Accounting Policies
Basis of Presentation, page 64
4.	Please tell us the facts and circumstances that led the company to value to purchased net assets approximately $23 million above the amount paid by Tiptree.
Note 6 — Investment in Partially-Owned Entities, page 74
5.	It appears that certain investments in the Cambridge portfolio may be significant in accordance with Rule 3-09 of Regulation S-X. Explain to us why you have not included the financial statements required by Rule 3-09 of Regulation S-X.

Steven M. Sherwyn
Care Investment Trust Inc.
July 7, 2011

Note 16 — Commitments and Contingencies, page 84
6.	We note your disclosure beginning on page 84 regarding the various, litigation matters to which the Company is exposed. For certain matters, we also note that you have not disclosed in your financial statement footnotes:
(i)	the possible loss or range of loss; or
(ii)	a statement that an estimate of the loss cannot be made
ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven M. Sherwyn
Care Investment Trust Inc.
July 7, 2011

     You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney at (202)551-3673 or Tom Kluck, Legal Branch Chief at (202)551-3233 with any other questions.
Sincerely,
/s/ Kevin Woody
Kevin Woody
Accounting Branch Chief